

December 3, 2013

<u>Via E-mail</u>
Mr. Stephen Fowler
President
Mobetize Corp.
51 Bay View Drive
Point Roberts, WA 98281

   Re: Mobetize Corp.
      Form 8-K
      Filed September 16, 2013
      File No. 333-181747

Dear Mr. Fowler:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Celeste M. Murphy for

          Larry Spirgel
          Assistant Director

cc: <u>Via E-mail</u>
   Bill Macdonald
   Robert Jung
   Macdonald Tuskey